September 23, 2011

Via EDGAR Filing and U.S. Mail

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Raytheon Company Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 23, 2011 File No. 001-13699

This letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Raytheon Company’s (“Raytheon” or “the Company”) Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), as communicated to us in your letter of September 2, 2011. We appreciate the Commission’s assistance in ensuring our compliance with applicable disclosure requirements and enhancing the overall disclosure in our filings. We have set forth below the text of the comments contained in your letter, followed by our responses.

Comment 1:

Management’s Discussion and Analysis, page 30

Other Business Considerations, page 33

1.	We note your response to our prior comment 1, relating to quantifying the impacts of profit adjustments on your results and explaining why the profit adjustments occurred. You propose to disclose in MD&A all individually significant profit adjustments and also multiple adjustments with a common driver such that, when aggregated, would be significant even if there are other offsetting items that net to an insignificant overall impact. Please clarify for us that your intended revised disclosure will separately quantify gross favorable and gross unfavorable profit adjustments that individually or in the aggregate are material to either of consolidated or segment results to which they apply, irrespective of the existence of commonality of drivers, accompanied by a level of analysis that is appropriate. We believe disclosure on this basis complies with the requirements of ASC 250-10-50-4. With respect to the commonality of drivers, multiple contracts, which on a gross basis individually are not material but in the aggregate are material, may be adjusted for varying circumstances specific to each contract. We would expect quantification of the aggregate gross favorable or unfavorable amount of the adjustments to the extent material to either consolidated or segment results to which they apply, despite that no common drivers exist.

Response:

We do not believe that Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 250-10, Accounting Changes and Error Corrections (FASB ASC 250-10), paragraph

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50-4, is intended to be applied to unrelated adjustments across multiple contracts within the scope of FASB ASC 605-35, Revenue Recognition, Construction-Type and Production-Type Contracts (FASB ASC 605-35). While FASB ASC 605-35-50-9 requires contractors to consider disclosing the effect of revisions in estimates (if such effect is material), we believe the illustration outlined in FASB ASC 605-35 55-2 – 55-10 provides implementation guidance on when a material change in estimate or an expected near-term change in estimate should be disclosed. Specifically, this guidance concludes that a reasonably possible near-term change in estimate on a single contract should be disclosed when the effect of the change in estimate (on that single contract) would be material. FASB ASC 605-35-55-10 rounds out this illustrative guidance, noting potential changes in other contracts need not be aggregated with disclosure on the individual contract. We believe this guidance supports our view that unrelated adjustments across multiple contracts should not be aggregated in connection with evaluation for disclosure under ASC 250-10-50-4 since ASC 605-35-55-10 talks about including disclosure of individual contracts with reasonably possible changes in estimates that may be material in the future. We believe this interpretation is consistent with the intent of FASB ASC 250-10-50-4, which focuses on a change in a single estimate and not the aggregation of multiple unrelated estimates.

Consistent with this interpretation of FASB ASC 250-10-50-4, we believe that the aggregation of unrelated changes in individual estimates on a segment basis or on a consolidated basis where no correlated or related common single driver exists would not provide additional meaningful information and could be potentially confusing to our investors. As discussed in our Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”), we have thousands of contracts on which we make numerous relatively small profit adjustments each period for a broad range of reasons. So we may have a small change in estimate on one contract due to a higher-than-expected award fee, a small change in estimate on another contract due to a change in expected costs to complete the remaining test phase of the contract, and another small change in estimate on a different contract due to a contract modification, as well as hundreds of other changes for similar but unrelated reasons. We currently report the period-over-period variance between the aggregate of profit adjustments as components of performance in our MD&A and discuss significant variances in performance from period to period and the underlying key drivers. We believe that our current disclosure is more helpful to investors and respectfully submit that our approach to discussing and analyzing total program performance as part of our Consolidated or Segment Results in our MD&A provides investors with the appropriate level of discussion and analysis of changes in our results necessary for a thorough understanding of our business and each segment’s results. Such an understanding is further clarified when combined with our enhanced disclosures on individually significant profit adjustments and those that aggregate to a significant amount and have a common driver.

While we do not believe quantification and discussion of all individually insignificant and immaterial aggregated gross favorable and gross unfavorable profit adjustments is required in our financial statements or as part of our discussion of Consolidated or Segment Results, we believe a subset of this information aggregated on an annual basis and disclosed as part of our Critical Accounting Estimate disclosure might be useful in understanding the results of our estimation process, particularly when considered in conjunction with the additional information relating to individually significant profit adjustments that we provided supplementally to the Staff in our letter dated July 27, 2011. By presenting this information in our Form 10-K, which contains much more detail than our quarterly filings, we would provide more context for investors and enhance their understanding of our overall estimation process, which would mitigate the above concerns. We believe that using a dollar threshold in determining the adjustments to be aggregated and disclosed would allow us to provide context on large differences in year-over-year amounts. We have selected $5 million as a threshold, recognizing such amount represents less than 0.2% of our annual operating profit for each of the past three fiscal years. Thus, we propose the following additional disclosure within the Critical Accounting Estimates discussion in our MD&A (using as

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an example the disclosure currently reflected on page 36 of our 2010 Form 10-K, with our proposed changes thereto underlined):

“CRITICAL ACCOUNTING ESTIMATES

Revenue Recognition

Percentage-of-Completion Accounting

“…We have a standard quarterly process in which management reviews the progress and performance of our significant contracts. As part of this process, management reviews include, but are not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs. These risks and opportunities include management’s judgment about the ability and costs to achieve the schedule requirements (for example, the number and type of milestone events), technical requirements (for example, a newly-developed product versus a mature product) and other specific contract requirements. Management must make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the contract (to estimate increases in wages and prices for materials and related support cost allocations), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. Based on this analysis, any adjustments to net sales, costs of sales and the related impact to operating income are recorded as necessary in the period they become known. These adjustments may result in an increase in operating profit during the performance of a contract to the extent we determine we will be successful in mitigating risks for schedule and technical requirements in addition to other specific contract risks or we will realize related opportunities. Likewise, these adjustments may decrease operating profit if we determine we will not be successful in mitigating these risks or we will not realize related opportunities. Changes in estimates of net sales, costs of sales, and the related impact to operating income are recognized using a cumulative catch-up, which recognizes in the current period the cumulative effect of the changes on current and prior periods. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We disclose all individually significant changes in estimates in our discussions under Segment Results. To illustrate how our changes in estimates of revenues and costs can vary, we disclose below the aggregate gross amount of all profit adjustments that impacted operating profit for 2010 and 2009 in a particular quarter by more than $5 million individually:

	Year Ended
(In millions)	2010	2009
Gross favorable	$114	$151
Gross unfavorable	(525)	(100)
Net adjustments	$(411)	$51

Included in the gross unfavorable adjustment amount above in 2010 is $395 million related to the UKBA program termination discussed more fully on page [            ].

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When estimates of total costs to be incurred on a contract exceed total estimates of revenue to be earned, a provision for the entire loss on the contract is recorded in the period the loss is determined.”

Comment 2:

Consolidated Results of Operations, page 41,

Segment Results, page 46

2.	Refer to your response to our prior comment 2. You state that you generally do not collect, review or analyze cost of sales or components thereof on an aggregated basis (e.g., by operating segment or total company). Please explain to us how costs and expenses associated with each of your contracts and programs are accumulated in presenting the major categories of cost and expenses within operating expenses (i.e., cost of sales, administrative and selling, and research and development) presented in your consolidated statements of operations. In particular, explain how you capture the components of cost of sales (i.e., materials, labor and other costs/expenses) and accumulate such for consolidated reporting purposes. In regard to the accumulation of each of the types of costs and expenses comprising operating expenses for consolidated reporting purposes, please clarify for us whether there are accumulations of these costs and expenses by type at the contract, program and segment levels.

Response:

While management regularly analyzes program costs, it evaluates performance on our contracts by focusing on net sales and operating profit. Consequently, our discussion of business segment performance focuses on net sales and operating profit, consistent with our approach for managing our business. This approach is consistent with the overall life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit, and monitors performance on our contracts in a similar manner through their completion. Most of our contracts are generally bid and negotiated with the U.S. Government based on a mutual understanding of our estimated costs to fulfill the contract requirements.

Consistent with the way we bid contracts, we accumulate and analyze our costs in a manner that allows us to manage the specific requirements of each contract. When a contract is awarded, we set up our estimates of contract costs and detail contract budgets by utilizing a work breakdown structure (“WBS”). A WBS is set up (i.e., the way costs are captured for the Estimate-At-Completion (“EAC”) level) to best allow for the contract team to monitor and manage integration of schedule, technical, and other requirements at the contract level (including an allocation of indirect costs), as well as to meet required customer reporting requirements, which vary depending upon the type and nature of the contract. There is no specific dictated format for a WBS since it must be flexible and work for each of our contracts, which tend to have unique elements. Our customers, based on how they want to review costs, may dictate WBS, and the WBS format may be a contractual requirement. Among the numerous ways in which a WBS can be set in an EAC include the categories referenced by the Staff (labor, materials, indirect costs), by contract line item, which could be a customer reporting requirement, or by individual project milestone to better manage progress on certain phases of the contract (i.e., by deliverable).

Our system capabilities allow us to prepare reports on costs in a variety of ways; by categories or cost elements, by overhead pools, by cost center; however we believe that it is more meaningful to analyze how we are performing at a contract level and how to manage those contract costs, rather than components of costs of sales. In order to evaluate our historical performance, management regularly analyzes program costs, which include costs that we present within

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operating expenses (i.e., cost of sales, as well as certain administrative and selling and research & development expenses), on a contract-by-contract basis in relation to each WBS, but not by focusing on individual elements of costs of sales in a rigidly uniform fashion. For example, if we win a new training program and our sales increase because we are incurring labor, material, and subcontract costs on that program to complete its scope, management looks to the contract level to understand the sales increase, not at the components of cost of sales level. We believe it would be very difficult to understand a large group of unrelated contract costs that drive an increase in a component of costs of sales unless analyzed at the individual program level (i.e., in order to explain the increase in labor, management would have to look at which program had the labor increase and understand why it increased, which may be, for example, the result of winning a new training program).

Comment 3:

Consolidated Results of Operations, page 41,

Segment Results, page 46

3.	In connection with your response to our prior comment 2, we note the level of detail in the disclosure of consolidated “cost of sales” in your Form 10-Q for the period ended July 3, 2011. We believe this is meaningful information. We also note in your response that you will enhance your disclosure of cost of sales to discuss the direct link between changes in revenues and associated changes in cost of sales, which we also believe is useful information. However, we believe your disclosure can be further enhanced in regard to the following:

•	Separate disclosure of consolidated cost of sales for each of products and services.
•

Enhanced disclosure, particularly in the “Operating Income (and the related operating margin percentage)” section, of how you analyze and manage contract and program costs, including the respective components of cost of sales (i.e., material, labor, and other costs/expenses) in the determination of contract and program operating performance, consistent with the information contained in your response. Please consider your response to comment 1 above in addressing your expanded disclosure.

•	Discussion, perhaps on an overview basis, of the primary factors that drive operating margins for each segment and that cause margins to vary between segments.
•

Consideration to presenting, preferably in tabular form, the major categories of costs and expenses for each segment in deriving segment operating income or loss so that investors may readily see the relative magnitude of each type of cost and expense on segment results.

Please provide us with your intended disclosure as revised in consideration of the above.

Response:

In response to the Staff’s comment requesting that we enhance our consolidated discussion of cost of sales and our segment-level discussion of operating income/related operating margin percentage, we propose the following revised disclosures in our future filings on Form 10-Q and Form 10-K (using as an example the disclosure in our Form 10-Q for the period ended July 3, 2011, with our proposed changes thereto underlined).

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“Consolidated Results of Operations

Cost of Sales

Cost of sales, for both products and services, consists of material, labor, and subcontract costs, as well as related allocated costs. For each of our contracts, we manage the nature and amount of direct costs at the contract level, and manage indirect costs through cost pools as required by government accounting regulations. The estimate of the actual amount of direct costs and indirect costs form the basis for estimating our total costs at completion of the contract.

While management regularly analyzes programs costs, it evaluates performance on our contracts by focusing on net sales and operating profit. Consequently, our discussion of segment results focuses on net sales and operating profit, consistent with our approach for managing our business. This approach is consistent with the overall life cycle of our contracts, as management assesses the bidding of each contract by focusing on net sales and operating profit, and monitors performance on our contracts in a similar manner through their completion.

The decrease in cost of sales of $96 million in the second quarter of 2011 compared to the second quarter of 2010 was primarily due to the UKBA Program Adjustment, as described above, in the second quarter of 2010, which had an impact of $79 million, $71 million of decreased costs at NCS driven primarily by U.S. Army sensor program activity described above, $69 million of decreased costs at IDS driven primarily by the U.S. Navy combat systems program activity described above, $26 million of decreased costs at IIS driven primarily by the activity in the UKBA Program, exclusive of the adjustment described above, and $25 million of decreased costs at MS driven primarily by the activity on the Standard Missile-2 (SM-2) program described in Segment Results below, partially offset by $139 million of increased costs at SAS driven primarily by RAST programs, intelligence, surveillance and reconnaissance systems programs and international airborne tactical radar program activity described above and $46 million of higher expense in the second quarter of 2011 compared to the second quarter of 2010 related to the FAS/CAS Adjustment described below in Segment Results. The decrease in product cost of sales of $106 million in the second quarter of 2011 compared to the second quarter of 2010 was primarily due to lower external product cost of sales of $122 million at IIS, driven primarily by the UKBA Program Adjustment described above, and $79 million at NCS, driven primarily by U.S. Army sensor program activity described above, partially offset by higher external product cost of sales of $128 million at SAS, driven primarily by RAST programs and the intelligence, surveillance and reconnaissance systems programs activity described above. Service cost of sales in the second quarter of 2011 remained relatively consistent as a percentage of net sales compared to the second quarter of 2010.

The increase in cost of sales of $24 million in the first six months of 2011 compared to the first six months of 2010 was primarily due to $309 million of increased costs at SAS driven primarily by intelligence, surveillance and reconnaissance systems programs, RAST programs and international airborne tactical radar program described above and higher expense of $93 million in the first six months of 2011 compared to the first six months of 2010 related to the FAS/CAS Adjustment described below in Segment Results, partially offset by $173 million of decreased costs at IDS driven primarily by the U.S. Navy combat

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systems program activity described above, $142 million of decreased costs at NCS driven primarily by U.S. Army sensor program activity described above and $50 million of decreased costs at MS driven primarily by activity in the Standard Missile-2 program described below in Segment Results. Included in cost of sales in the first six months of 2011 was $80 million related to the drawdown by the UKBA on letters of credit provided by RSL (UKBA LOC Adjustment), as described in Commitments and Contingencies on page 41. Included in cost of sales in the first six months of 2010 was also $79 million related to the UKBA Program Adjustment described above. The decrease in product cost of sales of $103 million in the first six months of 2011 compared to the first six months of 2010 was primarily due to lower external product cost of sales of $159 million at NCS, driven primarily by the U.S. Army sensor programs activity described above, $136 million at IDS, driven primarily by the U.S. Navy combat systems program activity described above, and $87 million at IIS, driven primarily by activity on the UKBA Program described above and activity on numerous programs with no individual or common significant driver, partially offset by higher external costs of sales of $284 million at SAS, driven primarily by the intelligence, surveillance and reconnaissance systems program activity, RAST programs and international airborne tactical radar program activity described above. The increase in service cost of sales of $127 million in the first six months of 2011 compared to the first six months of 2010 was primarily due to higher external service cost of sales of $80 million at IIS, driven primarily by activity on a classified program.

Segment Results

Operating Income (and the related operating margin percentage): We generally express changes in segment operating income in terms of volume, changes in program performance or changes in contract mix.

Changes in volume described in net sales typically drive corresponding changes in our operating income based on the profit rate for a particular contract.

Changes in program performance typically relate to profit recognition associated with revisions to total estimated costs at completion. These changes reflect improved or deteriorated operating performance or award fee rates. We have a standard quarterly process in which management reviews the progress and performance of our significant contracts. As part of this process, management reviews include, but are not limited to, any outstanding key contract matters, progress towards completion and the related program schedule, identified risks and opportunities, and the related changes in estimates of revenues and costs. The risks and opportunities include management’s judgment about the ability and cost to achieve the schedule (for example, the number and type of milestone events), technical requirements (for example, a newly-developed product versus a mature product), and other contract requirements. Management must make assumptions regarding labor productivity and availability, the complexity of the work to be performed, the availability of materials, the length of time to complete the contract (to estimate increases in wages and prices for materials and related support cost allocations), performance by our subcontractors, and the availability and timing of funding from our customer, among other variables. Based on this analysis, any adjustments to net sales, costs of sales, and the related impact to operating income are recorded as necessary in the period they become known. These adjustments may result from positive program performance and an increase in operating profit during the performance of individual contracts if we

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determine we will be successful in mitigating risks surrounding the technical, schedule, and cost aspects of those contracts or we will realize related opportunities. Likewise, these adjustments may result in a decrease in operating profit if we determine we will be not successful in mitigating these risks or we will not realize related opportunities. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We disclose all individually significant changes in estimates below by segment.

Changes in contract mix refer to changes in operating margin due to a change in the relative volume of contracts with higher or lower fee rates such that the overall average margin rate for the segment changes. A higher or lower expected fee rate at the initial award of a contract typically correlates to the contract’s risk profile, which is often specifically driven by the type of customer and related procurement regulations, the type of contract (for example fixed price vs. cost plus), the maturity of the product or service, and the scope of work.

Because each segment has thousands of contracts, in any reporting period, changes in operating income and margin are likely to be due to normal changes in volume, program performance and mix on many contracts with no single change or series of related changes materially driving a segment’s change in operating income or operating margin percentage.”

Because our MD&A reporting is appropriately consistent with how management operates and reviews our business, we respectfully submit that our approach to discussing and analyzing cost of sales and the components thereof, with the proposed changes noted above, provides investors with the appropriate level of discussion and analysis of changes in our results necessary for an understanding of our business and that more detailed information regarding components of costs of sales by segment will not enhance nor promote investors’ understanding of our results of operations.

*****

As requested in your original comment letter, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses adequately address the matters referenced in your letter dated September 2, 2011. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at 781-522-5833.

Respectfully,

/s/ Michael J. Wood

Michael J. Wood Vice President, Controller and Chief Accounting Officer

cc:	William H. Swanson
David C. Wajsgras
Jay B. Stephens